SEC FILE NUMBER
000-18307

CUSIP NUMBER
NA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Northland Cable Properties Eight Limited Partnership

Full Name of Registrant

Former Name if Applicable
101 Stewart Street, Suite 700

Address of Principal Executive Office (Street and Number)
Seattle, WA 98101

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Northland Cable Properties Eight Limited Partnership (“NCP-Eight”) is unable to timely file its annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) without unreasonable effort or expense for the reason described below.
     NCP-Eight anticipated that the proposed transaction to sell substantially all of NCP-Eight’s assets to Green River Media and Communications, LLC (“Green River”) pursuant to the terms of an asset purchase agreement dated as of July 5, 2007 between NCP-Eight and Green River (the “Green River Transaction”) would be consummated and NCP-Eight would be dissolved prior to the prescribed date for the filing of the Form 10-K. Consequently, NCP-Eight expected to terminate the registration of its limited partnership units under the Securities Exchange Act of 1934 prior to the Form 10-K filing deadline and thereby eliminate the requirement to file a Form 10-K for 2007. Consequently, NCP-Eight did not begin preparing the Form 10-K at the time it historically commenced activities to prepare and file its annual reports for prior fiscal years. NCP-Eight has been informed by Green River recently that Green River has encountered difficulties in arranging financing for the purchase of NCP-Eight’s assets. As a consequence, the transaction is expected to close, if at all, after NCP-Eight’s Form 10-K is due, although NCP-Eight can provide no assurance that Green River will be able to arrange financing it deems necessary to consummate the transaction. NCP-Eight is working diligently to complete the Form 10-K for 2007 and anticipates filing the Form 10-K on or before the 15th calendar day following the prescribed date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard I. Clark	(206)	621-1351
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Northland Cable Properties Eight Limited Partnership
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Northland Communications Corporation (General Partner)

Dated:	March 28, 2008	By:	/s/ RICHARD I. CLARK

Name: Richard I. Clark
Title: Executive Vice President, Treasurer and Assistant Secretary